Craig,

Thanks again for letting me crash at your place. Would you be willing to be the lead investor for our Wefunder campaign? Here's the deal. Wefunder changed a bit in the past month and it turns out that the lead investor is shown in the investment profile but does not get highlighted anymore. That means it's less about sending signals to future investors but more about controlling votes. The lead investor has power of attorney to control the votes over whatever we raise through Wefunder. In other words, I want a friend to do it. The minimum is $5k and if things go bad, you have my word I'll make you whole.

Bennett

Disclaimer

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Bennett Kim
ZNest
www.znest.com